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[LOGO--ZENITH ELECTRONICS CORPORATION]

 ZENITH ELECTRONICS CORPORATION [_] 1000 MILWAUKEE AVENUE [_] GLENVIEW, ILLINOIS 60025-2493

                                                        ALBIN (AL) F. MOSCHNER
                                                        PRESIDENT AND
                                                        CHIEF EXECUTIVE
                                                        OFFICER

                                                                   July 21, 1995
To Our Shareholders:

On July 17, 1995, the Board of Directors of Zenith Electronics Corporation agreed, subject to shareholder approval, to a transaction which will result in LG Electronics Inc. (LGE) acquiring controlling interest in the company for $351 million. LGE, based in Seoul, Korea, is a leading international manufacturer and distributor of a wide variety of consumer electronics, including televisions, VCRs, multi-media and magnetic media products and home audio products.

The definitive agreement between the companies calls for LGE to tender for
18.619 million shares of Zenith common stock for $10 per share commencing today. Pending the successful completion of the tender offer, LGE has agreed to acquire 16.5 million newly issued Zenith common shares, also at $10 per share. Completion of the tender offer and issuance of the new shares require Zenith shareholder approval. The transaction also must be approved by certain governmental and regulatory agencies in the U.S. and Korea. LGE currently owns
1.45 million shares, so at the close of the new transactions, LGE will own 57.7% of Zenith or 36.569 million shares.

The transaction represents both a financial and strategic opportunity for Zenith. The LGE investment supports the growth of the Zenith brand by providing capital needed to strengthen our competitive position in North America and around the world. The Company intends to use the $165 million of LGE's invested capital to expand and modernize capacity at our color picture tube plant in Melrose Park, Illinois, and to support our growing Network Systems business. In addition, we believe the relationship creates potentially significant technology, manufacturing, purchasing, marketing and distribution synergies which we can leverage to enrich our product lines, reduce costs and gain access to new markets.

The investment by LGE builds on a 20-year relationship between our two companies which began with LGE producing radios for Zenith in the mid-1970s. Since then, Zenith has produced picture tubes and other components for LGE and LGE has supplied VCRs and TV-VCRs to Zenith. In recent years, the companies have worked cooperatively on the development of HDTV-related products, an area of technology advancement that promises significant growth in the years ahead. The LGE-Zenith alliance should augment those prospects through combined distribution potential and increased advertising and promotion capacity.

Zenith Electronics Corporation will continue to operate separately, and I will continue to lead the management team. However, the Company fully expects to benefit from a collaborative effort with LGE management--an effort which has already begun and which allows us to draw upon their substantial manufacturing and overseas marketing expertise.

After the transactions, Zenith will have approximately 63.5 million shares outstanding. The shares not owned by LGE will continue to trade on the New York Stock Exchange. As a result, Zenith shareholders will continue to participate in the long term growth prospects for the company. We believe these prospects will be enhanced by the added financial and strategic resources LGE offers Zenith.

The Board of Directors of Zenith Electronics Corporation unanimously supports the proposed transaction. The Board has reviewed the offer and believes it to be fair and in the best interests of all Zenith shareholders.


                   THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL
            STOCKHOLDERS ACCEPT LGE'S OFFER AND TENDER THEIR SHARES


The recommendation of the Board, including a description of matters it considered, is included in the accompanying Schedule 14D-9. LGE's tender will begin on July 21, 1995 and will expire on September 19, 1995, unless extended. Please review LGE's Offer to Purchase and the related Letter of Transmittal for the procedure for tendering shares. I urge you to read them carefully.

                                          Very truly yours,

                                         [SIGNATURE OF ALBIN F. MOSCHNER]